FILE NO. 333-202122

CIK #1634032

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Amendment No. 1 to the

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — THEMATIC STRATEGIES: GLOBAL RECOVERY, SERIES 1

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Scott Richardson
75 East 55th Street	2000 Westchester Avenue
New York, New York 10022	Purchase, NY 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE

OF THE REGISTRATION STATEMENT

☐	Check box if it is proposed that this filing will become effective immediately upon filing on , pursuant to Rule 487.

Morgan Stanley Global Investment Solutions
Thematic Strategies: Global Recovery, Series 1

A UNIT INVESTMENT TRUST

The Thematic Strategies: Global Recovery trust invests primarily in common stocks of domestic and foreign issuers that may benefit from global economic stimulus policy, and also possess strong fundamental catalysts, attractive relative valuations and strong competitive momentum. A portion of the trust also invests in shares of exchange-traded funds which provide additional exposure to common stocks of foreign issuers.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of certain restrictions which apply to this trust.

An investment can be made in the underlying exchange-traded funds directly rather than through the trust. These direct investments can be made without paying the trust's sales charge, operating expenses and organization costs.

Prospectus dated March 31, 2015

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The objective of the trust is to provide capital appreciation with dividend income as a secondary objective.

There is no guarantee that the objective of the trust will be achieved.

Investment Strategy

The trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its two-year life. Unlike a mutual fund, the portfolio is not managed.

Investment Concept and Selection Process

The trust will seek to meet its objective by investing primarily in a portfolio of common stocks of domestic and foreign issuers that may benefit from global economic stimulus policy, that also possess strong fundamental catalysts, attractive relative valuations and strong competitive momentum. Certain of the foreign issuers in the trust are represented by American Depositary Receipts ("ADRs"), some of which are also issuers located in emerging markets. The trust also invests approximately 15% of its portfolio in shares of exchange-traded funds ("ETFs") which provide the trust with additional exposure to common stocks of foreign issuers. The Sponsor, Morgan Stanley Smith Barney LLC, will select the common stocks and ETFs for the trust from a list of securities published by Morgan Stanley Wealth Management Research ("Research") in a February 10, 2015 report titled "Thematic Investment Report: Global Recovery Picks". In developing this report, Research identified a number of domestic and foreign securities poised to benefit from potential economic growth in regions including Europe and Japan, following what is expected to be a period of aggressive economic policy in which nations may take steps to increase their money supply or reduce taxes. Research believes that nations around the globe are in certain cases facing a decrease in their rate of inflation, a potential sign of economic weakness, and pursuing a "reflationary" economic policy in efforts to bring national inflation levels back up to their normal long-term trend line. Research believes that any such economic stimulus may serve as a catalyst for the securities listed in the report.

The Sponsor sought to include in the trust ETFs that would provide exposure to common stocks of foreign issuers in particular countries or geographic regions. The ETFs selected for the trust each also engage in currency hedging strategies so as to neutralize exposure to currency fluctuations between the local currency and the U.S. dollar. In selecting these ETFs, the Sponsor considered factors including, but not limited to, asset class exposure and benchmark representation, the quality and character of the securities held by the ETF, the size and liquidity of the ETF, the expense ratio of the ETF, and the index from which an ETF is based.

You should note that the trust securities were selected on the basis of the criteria set forth above and that the trust will continue to purchase (subject to any limitations arising from regulatory or trading restrictions, or corporate actions) or hold securities, notwithstanding the fact that Research may have revised its opinion with respect to any individual security based on the selection process employed by Research when preparing the original report or any subsequent report. In particular, any subsequent publication of a similar type of list of securities or an update of any above referenced report by Research will not affect the composition of the trust.

ETFs

A portion of the trust invests in shares of ETFs, which are investment pools that hold a basket of securities. Since ETF shares are listed on securities exchanges for trading, they may be purchased and sold at market prices throughout the day just like common stocks. Investors in the trust will bear not only their share of the trust's expenses, but also the expenses of the underlying ETFs. As a result of an investment in units of the trust, investors in the trust will incur greater expenses than if they invested directly in the underlying ETFs. For additional information and risks pertaining to the ETFs in the trust, please see the section titled "Exchange-Traded Funds".

Principal Risk Factors

Holders can lose money by investing in this trust. The value of your units may increase or decrease depending on the value of the stocks and ETFs which make up the trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the securities and general economic conditions.

The trust consists of common stocks, and shares of ETFs which invest in common stocks, of domestic and foreign issuers. If you invest in the trust, you should understand the potential risks associated with common stocks:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, since the portfolio's holdings include securities of issuers located in foreign and emerging markets, many of which are represented by ADRs, the trust may be more strongly affected by the risks of investing in foreign securities, which include:

•  The value of the U.S. dollar relative to the foreign currencies.

•  Future political and economic developments.

•  Possible withholding taxes.

•  Differing accounting practices.

•  Price volatility and/or liquidity issues.

The trust's portfolio invests significantly in one or more sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

A portion of the trust's portfolio invests in shares of ETFs, which are subject to various risks including:

•  Management's ability to meet an ETF's investment objective.

•  The market price of an ETF's shares may trade at a discount to its net asset value. To the extent an ETF trades at a discount, the trust may receive less than the net asset value amount if selling the ETF, or if trading at a premium, the trust may pay more than the net asset value amount if purchasing the ETF.

•  The performance of an ETF may deviate from the performance of the index it tracks, known as "tracking error".

The trust's portfolio contains securities issued by 25 issuers which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of the trust. Also, this means that securities may remain in the trust even though they no longer meet the criteria of the trust's investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). This price is based on the net asset value of the trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying securities will fluctuate.

The Public Offering Price per unit will be calculated by:

•  Adding the combined market value of the underlying securities to any cash held to purchase securities.

•  Dividing that sum by the number of units outstanding.

•  Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the trust is about to terminate, you may have the option to rollover your proceeds into a future Thematic Strategies series, if one is available. The initial sales charge will be waived if you decide to exchange; however, you will be subject to the subsequent series' deferred sales charge. If you decide not to exchange your proceeds into the next series, you will receive a cash distribution after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. See "Exchange and Rollover Privileges".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*	$10.00
Maximum Deferred Sales Charge	2.45	%**	$24.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	3.95%		$39.50
Reimbursement to Sponsor for Estimated Organization Costs	.410%		$4.10

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	.1098%		$1.05
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	.0941%		$0.90
Other Operating Expenses	.0366	%****	$0.35
Underlying Fund Expenses	.0847	%*****	$0.81
Total	.3252%		$3.11

Example

This example helps you compare the cost of the trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this trust:

1 year	$467
2 years (life of trust)	499

*  The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 3.45% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.245 per Unit. The deferred sales charge will be paid from the trust to the Sponsor in three monthly installments commencing on August 15, 2015. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.45%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 2.45%. If units are redeemed at any time prior to the trust's final deferred sales charge payment, any uncollected portion of the $0.245 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

*****  Although not an actual trust operating expense, the trust, and therefore the unit holders, will indirectly bear the operating expenses of the funds held by the trust in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the trust per unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the trust in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the trust's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1

SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH 31, 2015†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 3.45% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between the maximum sales charge of 3.45% and the total deferred sales charge of $0.245 per Unit. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Deferred Sales Charge Payment Dates

August 20, 2015, and the 20th day of each month thereafter, through October 20, 2015.

Termination Date

March 31, 2017, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of August 2015 and quarterly thereafter.

Distribution Day

The 25th day of August 2015 and quarterly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated early if the net value of the Trust is less than $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

Sponsor's Annual Fee

Maximum of $0.009 per Unit.

CUSIPs

Cash – 61764Y103

Wrap Fee – 61764Y111

Ticker Symbol

MSGRPX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of
Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1

We have audited the accompanying statement of financial condition, including the portfolio of investments, of Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1 (the "Trust"), as of the opening of business on March 31, 2015 (Initial Date of Deposit). This statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of financial condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with brokers as shown in the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1, as of the opening of business on March 31, 2015 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
March 31, 2015

Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1

Statement of Financial Condition as of Initial Date of Deposit, March 31, 2015

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$182,106
Total	$182,106
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$754
Deferred Sales Charge(4)	4,507
Creation and Development Fee(5)	920
Total	$6,181
INTEREST OF UNITHOLDERS
18,395 Units of fractional undivided interest outstanding:
Cost to investors(6)	$183,945
Less: Gross underwriting commissions(7)	7,266
Less: Reimbursement to Sponsor for Organization Costs(3)	754
Net amount applicable to investors	$175,925
Total	$182,106
Net asset value per Unit	$9.564

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $0.041 per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.245 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A Creation and Development Fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge of 3.95% of the Public Offering Price (4.112% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Portfolio of Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1

As of the Initial Date of Deposit, March 31, 2015

Securities(1)(3)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
COMMON STOCKS – 84.98%
Canada – 3.71%
Canadian Pacific Railway(A)(B)(C)(D)(E)(H)	CP	37	3.71%	$6,752.87
China – 3.70%
Baidu, Inc.-Class A-ADR(B)(C)(D)(E)	BIDU	32	3.70	6,737.28
France – 3.69%
Danone SA-ADR(C)(E)(H)	DANOY	495	3.69	6,727.05
Germany – 3.67%
SAP SE-ADR(A)(B)(C)(D)(E)(H)	SAP	92	3.67	6,690.24
India – 7.36%
HDFC Bank Limited-ADR(A)(B)(C)(E)(H)	HDB	115	3.69	6,716.00
Tata Motors Limited-ADR(A)(C)(E)	TTM	150	3.67	6,678.00
Japan – 7.36%
Honda Motor Co., Ltd.-ADR(B)(C)(D)(E)	HMC	199	3.68	6,700.33
Sumitomo Mitsui Financial Group, Inc.-ADR(A)(C)(D)(E)(H)	SMFG	847	3.68	6,699.77
Mexico – 3.69%
Grupo Televisa, S.A.B.-ADR(A)(C)(E)(H)	TV	201	3.69	6,725.46
Spain – 3.69%
Banco Bilbao Vizcaya Argentaria, S.A.-ADR(A)(B)(C)(D)(E)(G)(H)	BBVA	664	3.69	6,713.04
Switzerland – 7.38%
ABB Ltd.-ADR(C)(E)(G)	ABB	314	3.68	6,710.18
UBS Group AG(A)(B)(C)(D)(E)(F)(G)(H)	UBS	352	3.70	6,744.32
United Kingdom – 7.39%
GlaxoSmithKline PLC-ADR(B)(C)(E)(G)(H)	GSK	143	3.71	6,749.60
Vodafone Group PLC-ADR(A)(B)(C)(E)(H)	VOD	202	3.68	6,710.44
United States – 33.34%
Amazon.com, Inc.(A)(B)(C)(D)(E)(G)(H)	AMZN	18	3.70	6,742.62
American Express Company(C)(E)(G)(H)	AXP	86	3.69	6,712.30
Apple Inc.(A)(C)(E)(G)(H)	AAPL	53	3.68	6,697.61
Estee Lauder Companies Inc.-Class A(A)(C)(E)	EL	80	3.69	6,725.60
MasterCard Incorporated-Class A(A)(B)(C)(D)(E)(G)(H)	MA	77	3.71	6,750.59
National Oilwell Varco, Inc.(C)(E)(H)	NOV	136	3.72	6,778.24
Noble Energy, Inc.(B)(C)(D)(E)(H)	NBL	138	3.72	6,768.90
Schlumberger N.V.(C)(E)(H)	SLB	80	3.71	6,758.40
Thermo Fisher Scientific Inc.(A)(B)(C)(D)(E)(H)	TMO	50	3.72	6,778.50

Portfolio of Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery, Series 1

Securities(1)(3)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
EXCHANGE-TRADED FUNDS – 15.02%
WisdomTree Europe Hedged Equity Fund	HEDJ	246	9.01%	$16,400.82
WisdomTree Japan Hedged Equity Fund	DXJ	195	6.01	10,937.55
			100.00%	$182,105.71

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Trustee on March 30, 2015, at the Sponsor's direction. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on March 30, 2015.

3)  The approximate percentage breakdown of the economic sectors represented among the trust portfolio's common stocks, together with the ETFs' underlying common stocks, is set forth below:

Consumer Discretionary	17.92%
Consumer Staples	9.97%
Energy	11.26%
Financials	20.11%
Health Care	9.02%
Industrials	10.25%
Information Technology	16.03%
Materials	1.12%
Telecommunication Services	4.15%
Utilities	0.17%

The following information is unaudited:

(4)  Morgan Stanley Smith Barney LLC and/or its affiliates usually maintains a market in the securities of certain of the companies in the portfolio of the Trust. During the last twelve months, Morgan Stanley Smith Barney LLC and/or its affiliates, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust. The Sponsor and its affiliates provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from such corporations, which include certain of the companies in the portfolio of the Trust. The following information details certain of Morgan Stanley Wealth Management's investment banking relationships and other matters related to certain of the trust's securities as of February 10, 2015.

  (A)  As of February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, beneficially owned 1% or more of a class of common equity securities of this issuer.

  (B)  For the 12 months ending on February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, received compensation for investment banking services from this issuer.

  (C)  In the 3 months following February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, will seek compensation for investment banking services from this issuer.

  (D)  For the 12 months ending on February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, has managed or co-managed a public offering (or 144a offering) of the securities of this issuer.

  (E)  For the 12 months ending on February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, has provided or is providing investment banking services to, or has an investment banking client relationship with this issuer.

  (F)  For the 12 months ending on February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, has received compensation for products or services other than investment banking services from this issuer.

  (G)  For the 12 months ending on February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with this issuer.

  (H)  As of February 10, 2015, Morgan Stanley Wealth Management, or an affiliate, has a significant financial interest in relation to this issuer.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Morgan Stanley Global Investment Solutions—Thematic Strategies: Global Recovery trust (the "Trust") is to provide capital appreciation with dividend income as a secondary objective through a convenient investment in a fixed portfolio (the "Portfolio") consisting of shares of common stock and exchange-traded funds ("ETFs") (the "Securities") selected by the Sponsor for the Portfolio. The Trust seeks to meet its objective by investing in a portfolio of common stocks, and ETFs that invest in common stocks, of domestic and foreign issuers that may benefit from global economic stimulus policy, that also possess strong fundamental catalysts, attractive relative valuations and strong competitive momentum. The Sponsor's selection process is described in further details under Investment Summary—Investment Concept and Selection Process.

Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of Securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying Securities in the Portfolio.

Structure and Offering

This Series of the Thematic Strategies: Global Recovery trust is a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed under the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "proportionate relationship"). The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the proportionate relationship among the Securities because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in the Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Sponsor selected the Securities for the Trust as described in the Investment Summary. While the Trust was based in part on research published by Morgan Stanley Wealth Management Research ("Research"), the Securities in the Trust were selected by its affiliate, the Sponsor. The Sponsor and its affiliates may use the list of Securities included in the Trust and distribute this information to various individuals and entities. The Sponsor and its affiliates may recommend to other clients or otherwise effect transactions in the Securities held by the Trust. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon unit redemptions or liquidation of the Securities. The Sponsor and its affiliates also issue reports and make recommendations on securities, which may include the Securities in the Trust. In addition, the Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by the Trust, and may have bought the Securities held in the Trust, thereby benefiting. See under "Notes to Portfolio" in this prospectus for specific information concerning the investment banking relationships and roles as market-makers maintained by the Sponsor and its affiliates for certain of the Securities included in the Trust. In the future, the Sponsor and its affiliates may seek to provide investment banking or other services to any of the issuers of the Securities in the Trust. Other than providing research, Research is not liable for any information contained in the prospectus which it did not provide. The Trust is not sponsored or endorsed by Research and Research makes no representation or warranty, express or implied, to the unitholders of the Trust or any member of the public regarding the advisability of investing in units of the Trust. Research has no obligation or liability in connection with the investment decisions made by the Sponsor or the Trust or in connection with the administration of the Trust.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Exchange-Traded Funds

A portion of the Trust's portfolio invests in exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities, generally structured as passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trust are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended ("1940 Act"). Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. Although ETFs sell and redeem shares in large blocks (often known as "Creation Units"), the Sponsor does not intend to sell or redeem ETF shares in this manner. Securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may include common equity securities, fixed income securities or other financial instruments. In general, ETFs may contain anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs (and investors in the Trust) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track. Through its positions in ETFs, the Trust will be subject to the risks associated with the underlying ETFs' investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase).

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding funds or their underlying investments change. An active secondary market may not develop or be maintained, or trading may be halted by the exchange on which they trade, which may impact the Trust's ability to sell an ETF's shares. The Trust and the underlying ETFs have operating expenses. You will bear not only your share of the Trust's expenses, but also the expenses of the underlying ETFs. By investing in other funds, the Trust incurs greater expenses than you would incur if you invested directly in the underlying ETFs.

Shares of ETFs frequently trade at a discount from their net asset value. This risk is separate and distinct from the risk that the net asset value of an ETF's shares may decrease. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Trust pays more than net asset value for an ETF when making a purchase)

or discount (creating the risk that the Trust's net asset value per unit is reduced for undervalued ETFs it holds, and that the Trust receives less than the net asset value amount when selling an ETF).

Certain of the ETFs in the Trust may be classified as "non-diversified" under the 1940 Act. Non-diversified ETFs have the ability to invest a greater portion of their assets in securities of a single issuer, which may result in increased exposure to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that is more diversified.

Index-tracking ETFs are also subject to index correlation risk, or "tracking error," which occurs when the performance of an ETF varies from the actual performance of the ETF's target index. Tracking error may result due to fund expenses and transaction costs, temporary unavailability of certain index securities, market impact, corporate actions (such as mergers and spin-offs) and timing variances. The likelihood of tracking error may be greater in ETFs that use a technique called "representative sampling," where an ETF invests in a representative sample of securities in its target index rather than all of the index securities. Additionally, if using a representative sampling approach, an ETF will typically hold a smaller number of securities than the underlying index, and as a result, an adverse development to an ETF could result in a greater decline in the ETF's net asset value than would be the case if the ETF held all of the securities in the underlying index.

The Trust may invest a portion of its assets in underlying ETFs whose investments are denominated in non-U.S. currencies, or which invest in securities that provide exposure to such currencies, currency exchange rates or interest rates denominated in such currencies. Non-U.S. securities that trade in, and receive revenues in, non-U.S. currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. As a result, investments in non-U.S. dollar-denominated securities and currencies may reduce the returns of the trust. Additionally, certain of these underlying ETFs may hedge against currency risk through the use of forward foreign currency contracts, which are obligations to purchase or sell a specified currency at a future date at a price established at the time of the contract. Forward foreign currency contracts involve the risk of loss due to the imposition of exchange controls by a foreign government, the delivery failure or default by the other party to the transaction or the inability of the underlying ETF to close out a position if the trading market becomes illiquid. There can be no assurance that any currency hedging transactions will be successful, and these underlying ETFs may suffer losses from these transactions.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, including common stocks of ETFs, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected though these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Foreign Securities

The Trust has significant exposure to the securities of foreign issuers through its investments in American Depository Receipts ("ADRs") or Global Depository Receipts ("GDRs"), as well as through the portfolios of the underlying ETFs held by the Trust. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in U.S. investments. These risks include those resulting from:

•  fluctuations in currency exchange rates or revaluation of currencies,

•  future adverse political and economic developments and the possible imposition of currency exchange blockages, exchange control regulations, or other foreign laws or restrictions,

•  international trade conditions,

•  foreign withholding taxes and restrictions on foreign investments or exchange of securities,

•  foreign markets that may be less liquid and more volatile than U.S. markets,

•  reduced availability of public information concerning issuers, and

•  the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. and investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. Some countries also may have different legal systems that may make it difficult for the Trust to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of the Trust's investments, in non-U.S. countries. No one can predict the impact that these factors could have on the Trust's Securities.

It is expected that the stocks of foreign companies will be held by the Trust in the form of ADRs, GDRs, or other similar receipts, which generally involve the same types of risks as foreign common stock held directly. ADRs are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. The ADRs held by the Trust trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission ("SEC"). The Trust may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Income from the foreign securities underlying the ADRs and GDRs in the Trust will generally be payable in the currency of the country of their issuance. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market.

With respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Trust and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

European Issuers

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by European companies. Investments in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central

Bank. The European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks. Further, political or economic disruptions in European countries, even in countries in which the Trust is not invested, may adversely affect security values and thus the Trust's holdings. The risks associated with investing in European securities may be heightened because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

Japanese Issuers

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by Japanese companies. Investment in these securities is fully exposed to Japan's economic cycles, stock market valuations and currency, which could increase its risk. In addition, political, social, regulatory, economic or environmental events that occur in Japan may adversely affect the values of Japanese securities and thus your Portfolio's holdings. The Japanese economy and equity markets could be adversely affected by pressure from trading partners—particularly the U.S.—to improve trade imbalances. Japan's economy is also vulnerable to instability and economic and political problems of its trading partners in China and Southeast Asia. Despite a strengthening in the economic relationship between Japan and China, the countries' political relationship has at times been strained in recent years. Japan also remains heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the economy. Japanese securities may also be subject to lack of liquidity, taxation, government seizure of assets, different legal or accounting standards and less government supervision and regulation of exchanges than in the U.S. Furthermore, the natural disasters that have impacted Japan in recent years, including earthquakes, tsunamis and typhoons, and the ongoing recovery efforts have had a negative effect on Japan's economy, and may continue to do so.

Emerging Market Issuers

Certain of the ADRs in the Trust are issued by entities located in emerging markets. In general, the risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments, which may make these investments volatile in price or difficult to trade. Political risks may include unstable governments, nationalization, restrictions on foreign ownership, laws that prevent investors from getting their money out of a country and legal systems that do not protect property rights as well as the laws of the United States. Market risks may include economies that concentrate in only a few industries, securities issues that are held by only a few investors, liquidity issues and limited trading capacity in local exchanges and the possibility that markets or issues may be manipulated by foreign nationals who have inside information.

Consumer Discretionary and Consumer Staples Companies

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by consumer discretionary and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Energy Companies

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by energy companies. Energy companies are generally subject to risks that are inherent to the utility industry, such as difficulties in obtaining an adequate return on invested capital and in financing large construction programs during an inflationary period. Companies in this industry often face restrictions on operations and increased cost and delays attributable to environmental considerations and regulations. Challenges often occur in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets. Energy companies may be hindered by increased costs and reduced availability of certain types of fuel and occasional reduced availability and high costs of natural gas for resales. The effects of energy conservation may impact upon the financial condition of certain energy companies. Additionally, energy companies may be affected by national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes.

There are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may periodically make major shifts in policy. There is no assurance that regulatory authorities will grant rate increases in the future or that such increases will be adequate to permit the payment of dividends on common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for these utilities to obtain adequate relief. Certain energy companies may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies, and impose additional requirements governing the licensing, construction and operation of nuclear power plants. Moreover, price disparities within selected utility groups and discrepancies in relation to averages and indices have occurred frequently for reasons not directly related to the general movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of various securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirements of other purchasers and sellers of securities.

Financial Companies

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by financial companies. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; and the overall health of the U.S. and international economies. The financial services sector continues to be adversely affected by global developments over the last few years including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. A substantial amount of assets have been written down by financial institutions, with the impact of these losses forcing a number of large traditional banks, investment banks, brokerdealers and insurers into either liquidation or combination. This also has drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. Many of the institutions may continue to experience difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services issuers will decrease as a result of these steps.

Such economic and political conditions and increased public scrutiny during the past few years have led to new legislation and increased regulation in the U.S. and abroad, creating additional challenges for financial institutions. Regulatory initiatives and requirements that are being proposed around the world may be inconsistent or may conflict with regulations to which financial services issuers are currently subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of legislation following the financial crisis has been the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act includes reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also establishes entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act is intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. These regulatory changes may have adverse effects on certain issuers in the Trust, and could lead to decreases in such issuers' profits or revenues. In many cases the full impact of the Dodd-Frank Act on a financial institution's business remains uncertain because of the extensive rule-making still to be completed. The Sponsor is unable to predict the ultimate impact of the Dodd-Frank Act, and any resulting regulation, on the securities in the Trust or on the financial services industry in general.

Developments in the Eurozone sovereign debt crisis, including the potential for further downgrades of sovereign credit ratings, as well as downgrades to the ratings of the U.S. government's sovereign credit rating, could adversely affect financial services issuers. In addition, the departure of any Eurozone country from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Banks face competition from nontraditional lending sources as regulatory changes have permitted new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Further, economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceed the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, terrorism, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to risks including reserve inadequacy and the inability to collect from reinsurance carriers. Life and health insurance companies may be affected by mortality and morbidity rates, including the effect of epidemics. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability.

Information Technology Companies

The Trust and certain of the Trust's underlying ETFs invest significantly in securities issued by information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Potential Conflicts of Interest

The Securities selected for the Trust may be subject to potential conflicts of interest. The Trust is principally based upon research provided by Research, an affiliate of the Sponsor. The Sponsor and its affiliates have a range of relationships with certain of the companies contained in the Trust. The inclusion of these companies in the report supplied by Research may potentially constitute a conflict of interest. Potential conflicts of interest are set forth in detail under "Notes to Portfolio".

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 3.45% of the Public Offering Price (3.573% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is computed by deducting the deferred sales charge ($0.245 per Unit) from the aggregate sales charge of 3.45%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit and will be less than 1.00% if the Public Offering Price is less than $10.00 per Unit. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.245 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates". As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.45%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 2.45%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.245 per Unit has not been deducted at the time of repurchase or redemption of Units prior to final date specified under "Summary of Essential Information—Deferred Sales Charge Payment Dates", any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge or Creation and Development Fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing the Trust and is further described below.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each (including the initial sales charge). To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for Unit purchases of at least $50,000. Sales charges are as follows:

	Initial Sales Charge		Maximum
Transaction Amount	Percent of Offering Price	Percent of Net Amount Invested	Dollar Amount Deferred Per Unit
Less than $50,000	1.00%	1.010%	$0.245
$50,000 but less than $100,000.75		.756	0.245
$100,000 but less than $250,000.50		.503	0.245
$250,000 but less than $500,000.15		.150	0.245
$500,000 but less than $1,000,000	0	0	0.245

For purchases of at least $1,000,000, the total sales charge will be 1.950% (or 1.989% of the net amount invested). The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

The above graduated sales charges will apply to all purchases of Units, in the amounts stated, on any one day by the same purchaser at the same broker-dealer. You must inform your financial professional of any combined purchases before your purchase to be eligible for a reduced sales charge. Secondary market purchases are excluded for purposes of sales charge discount calculations. For purposes of achieving the quantity discount levels in the above table, Units of the Trust may be combined with (i) purchases of units of any other Morgan Stanley sponsored unit investment trusts during each trust's initial offering period, (ii) purchases of units made as described under the "Fee Accounts" section below, and (iii) purchases of units eligible for the sales charge discounts utilizing proceeds from an "Exchangeable Series" or "Unaffiliated Series", as further described below. Units held in the name of the spouse (or the equivalent if recognized under local law) of the purchaser or in the name of a child (including any step-child) of the purchaser under 21 years of age living in the same household are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust, estate (including multiple trusts created under a single estate) or single fiduciary account.

Valuation of Securities by the Sponsor is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Trust. See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding affiliated unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for Units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series or in any unaffiliated unit investment trust (the "Unaffiliated Series") who elect to purchase Units of the Trust (if available) within 30 calendar days of their redemption of units in the Exchangeable Series or Unaffiliated Series, respectively. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. The minimum purchase amount for Units of a Trust of $1,000 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding, subject to a reduced sales charge of 0.80%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of the Trust are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e., the Trust is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. As described above, Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above, however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph.

You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Trust is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $0.245 per Unit deducted in three monthly installments.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.009 per Unit for the administrative, evaluation and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•  the aggregate value of Securities in the Trust,

•  amounts in the Trust, including dividends receivable on Securities trading ex-dividend, and

•  all other assets in the Trust.

Deducting therefrom the sum of:

•  taxes or other governmental charges against the Trust not previously deducted,

•  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•  amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. In the event that a market is not maintained, a Holder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units redeemed by the Trustee will be canceled.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, determined by the SEC, (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolio and for providing bookkeeping and administrative services for the Trust, but at no time will the total amount the Sponsor receives for services rendered to all series of Morgan Stanley Global Investment Services in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, including common stocks of ETFs, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet

Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain their proportionate relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets all the selection criteria listed in the objective.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of the Trust.

As the holder of the Trust's Securities, the Trustee will vote the securities Trust in the same manner and ratio on all proposals as the owners of such shares not held by the Trust. However, the Trustee may not be able to vote the Securities in the Trust that are traded on foreign exchanges.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional

Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the proportionate relationship among the Securities. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory or trading restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or the Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for the Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of the Trust into units of any then outstanding series of a Morgan Stanley Global Investment Solutions unit investment trust in its initial offering period (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of any then outstanding Morgan Stanley Global Investment Solutions—Thematic Strategies series provided one is offered ("New Series"), or into any Exchange Series. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes." If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior Morgan Stanley Global Investment Solutions unit investment trust (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the

Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% Medicare tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold at a current rate of 28% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units, if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on the Trust's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Pursuant to the rules above and the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA is required: (i) with respect to distributions from the Trust and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2017. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. Holders should consult their tax advisors regarding the effect of FATCA based on their individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 28%, as discussed above, on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Experts

The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Prior to June 28, 2013, the Sponsor was owned by a joint venture company which was indirectly owned 65% by Morgan Stanley and 35% by Citigroup Inc. On June 28, 2013, Morgan Stanley purchased Citigroup's remaining interest in the joint venture and accordingly, the Sponsor is now a wholly owned indirect subsidiary of Morgan Stanley.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor's Global Investment Solutions ("GIS") offers clients the ability to invest in various investment strategies through which dedicated portfolio managers employed by the Sponsor or third party sub-advisors make day-to-day investment decisions. Several professionally managed strategies are available and are designed to fit a broad range of goals, diversification objectives and risk tolerance levels. Each team of GIS portfolio managers or sub-advisors focuses on particular asset classes and investment approaches. "GIS" is also the name of a Sponsor initiative that seeks to harness the collective resources of Morgan Stanley to deliver innovative financial products to our clients, including the offering of these unit investment trusts based on GIS portfolio manager model portfolios and/or investment strategies.

The Sponsor and the Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-202122) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	5
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	7
Statement of Financial Condition	8
Portfolio	9
Description of the Trust	11
Risk Factors	13
Public Sale of Units	21
Market for Units	24
Redemption	25
Expenses and Charges	26
Administration of the Trust	27
Exchange and Rollover Privileges	30
Reinvestment Plan	30
Resignation, Removal and Limitations on Liability	31
Taxes	31
Miscellaneous	34

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of the trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Morgan Stanley Global Investment Solutions

Thematic Strategies: Global Recovery, Series 1

CONTENTS OF REGISTRATION STATEMENT

This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement.

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered.

3.3                               Opinion of Counsel as to the Trustee and the Trust.

4.1                               Consent of Evaluator.

4.2                              Consent of Independent Registered Public Accounting Firm.

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated April 30, 2014 and to Pre-Effective Amendment No. 2 filed for the same registrant dated July 11, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 31st day of March, 2015.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — THEMATIC STRATEGIES: GLOBAL RECOVERY, SERIES 1

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ SCOTT RICHARDSON
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 31, 2015, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Gregory J. Fleming	Chairman, Chief Executive Officer and President

Sara Furber	Director, Chief Operating Officer and Executive Committee Member

Douglas J. Ketterer	Director and Executive Committee Member

Jeffrey Gelfand	Chief Financial Officer

By:	/s/ SCOTT RICHARDSON
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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